1320 Centre Street, Suite 202 Newton, MA 02459 Phone 617-243-0060 Fax 617-243-0066
July 21, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. Registration Statement on Form S-1 File No. 333-158539
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form S-1, File No. 333-158539, together with certain exhibits thereto (the “Registration Statement”).
The Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated July 16, 2009.
Set forth below is the Company’s response to the Staff’s comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Comment 1.	Please note that we are not taking a position at this time regarding the accuracy of the analysis or the conclusions in your response to prior comment 1. Please refer to the acknowledgements at the end of this letter that Oculus must provide with any acceleration request.

Response 1.	The Company notes the Staff’s comment. Additionally the Company will make such acknowledgments when requesting effectiveness of the Registration Statement.

Prospectus Summary, page 1

Comment 2.	We note your reference to your disclosure of approval procedures in response to prior comment 4:
•	Please revise the third paragraph to state clearly and prominently for what uses you are authorized to market and sell your products in the United States and to clearly distinguish how those authorized uses differ from authorization to use or sell your product as a “drug” or “medical device.” If you also elect to include in your summary authorizations in other countries or potential future uses of your product, that disclosure should be clearly identified as such and should appear after a clear summary of the scope of your FDA clearance; and

•	Please expand the disclosure in your business description beginning on page 16 to include a full description of the scope of the FDA’s statutory and regulatory requirements for approval of the products you intend to sell. You should describe requirements to submit pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the product. Include in your disclosure a description of the following regulatory issues, as applicable:
•	the FDA’s statutory and regulatory requirements for approval of a new drug and the requirements of a New Drug Application;

•	device classification information;

•	investigational device exemption requirements;

•	obligations of a sponsor of an investigational device exemption;

•	pre-market approval application requirements and conditions of approval;

•	duration of the process;

•	registration and labeling requirements;

•	advertising and promotion;

•	quality system regulation and manufacturing of the product;

•	post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;

•	import and export requirements; and

•	potential sanctions for violations.

Also, given your current authorizations, clarify the scope of the permitted marketing of your product and which statements made in your prospectus are consistent with your FDA authorization. For example, on page 16, you state that “[p]hysician clinical studies and usage in the United States suggest that our 510(k) product may shorten hospital stays.”

Response 2.	The Company respectfully draws the Staff’s attention to the following disclosure contained in the third paragraph on page 1:

“Our device product is cleared for sale in the United States as a 510(k) medical device for wound cleaning, debridement, lubricating, moistening and dressing; is a device under CE Mark in Europe; is approved by the State Food and Drug Administration, or SFDA, in China as a technology that reduces the propagation of microbes in wounds and creates a moist environment for wound healing; and is approved as a drug in India and Mexico. We do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, nor do we have the necessary regulatory clearance or approval to market Microcyn in the United States as a medical device for an antimicrobial or wound healing indication.”

In order to address Staff Comment 2, we have made this disclosure more prominent by including it as a standalone paragraph and reversing the order of the sentences so it now reads:

“We do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, nor do we have the necessary regulatory clearance or approval to market Microcyn in the United States as a medical device for an antimicrobial or wound healing indication. Our device product is cleared for sale in the United States as a 510(k) medical device for wound cleaning, debridement, lubricating, moistening and dressing; is a device under CE Mark in Europe; is approved by the State Food and Drug Administration, or SFDA, in China as a technology that reduces the propagation of microbes in wounds and creates a moist environment for wound healing; and is approved as a drug in India and Mexico.”

We note that the disclosure is made prominent by its positioning in a box with substantial white space. We also believe that relocating the statement that the Company does not have the necessary regulatory approvals to market Microcyn as a drug or a medical devise for an antimicrobial or wound healing indication as the first sentence, in a separate paragraph, as one of just four short paragraphs under the heading “About Us” and as part of a single page summary, prominently features the disclosure.

Additionally, the Company has revised the disclosure under the heading “Description of Business” to address the second bullet point of Staff Comment 2. To assist the Staff’s review, the following table indicates under which heading disclosure addressing each regulatory issue raised by the Staff in its Comment 2 appears:

Regulatory Issue		Under Heading
•	the FDA’s statutory and regulatory requirements for approval of a new drug and the requirements of a New Drug Application;	Government Regulation

•	device classification information;	Medical Device Regulation

Regulatory Issue		Under Heading
•	investigational device exemption requirements;	Medical Device Regulation

•	obligations of a sponsor of an investigational device exemption;	Medical Device Regulation

•	pre-market approval application requirements and conditions of approval;	Medical Device Regulation

•	duration of the process;	Government Regulation Pharmaceutical Product Regulation

•	registration and labeling requirements;	Medical Device Regulation Pharmaceutical Product Regulation

•	advertising and promotion;	Medical Device Regulation

•	quality system regulation and manufacturing of the product;	Medical Device Regulation

•	post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;	Medical Device Regulation

•	import and export requirements; and	Medical Device Regulation

•	potential sanctions for violations.	Medical Device Regulation
As described in the revised disclosure, particularly under the heading Market Device Regulation, FDA regulations prohibit the advertising and promotion of a medical device for any use outside the scope of a 510(k) clearance, pre-market approval or for unsupported safety or effectiveness claims. The Company respectfully notes that the Registration Statement is not intended to advertise or promote the Company’s product. Rather, the Registration Statement’s purpose is to provide investors with adequate information about the Company’s business to enable them to make an informed investment decision. To that end, Form S-1 requires that the Company include, among other things, the information required by Item 101 of Regulation S-K. Item 101 requires, in part, that the Company provide investors with a narrative description of the business.
In order to comply with this disclosure requirement, the Company must include information about its business, including its products. This requires the Company to make statements which are necessarily broader than those it may make when marketing and promoting its products. The second paragraph under the heading “Our Business” clearly lists the indications for which the Company’s product has received 510(k) clearance. Further, statements that are consistent with the 510(k) clearances are clearly marked as such. On the other hand, statements that are based on our reasonable beliefs and conclusions use language such as “we believe” and “suggests.” For instance, under the heading “Our Solution,” bullets four and five each include a claim that “[o]ur 510(k) label states,” indicating such statement is consistent with our 510(k) clearances. In contrast, the remaining bullets indicate that “we believe” the stated claim or that a set of facts “suggest” such claim is true.

Risk Factors, page 2

Comment 3.	Given your response to prior comment 3, it appears that you registered the resale of shares underlying the Series C warrants before those warrants were issued. Generally, it is inconsistent with Section 5 of the Securities Act to register shares for resale before the related private transaction is complete. Please tell us how registering the resale of the shares underlying the Series C warrants before those warrants were issued was consistent with Section 5.

Response 3.	We note the Staff’s comment that “it appears that you registered the resale of shares underlying the Series C Warrants before those warrants were issued.” To be clear, the shares underlying the “Series C Warrants” referenced by the Staff are no longer registered in any Registration Statement of the Company. To the extent shares underlying the “Series C Warrants” were included in a prior registration statement, they have been deregistered via a post-effective amendment and to the extent shares underlying the “Series C Warrants” were included in this Registration Statement, they were removed with the first Amendment to the Registration Statement on May 22, 2009 — three amendments and almost two full months ago. The Company determined to remove these shares from registration to focus on the primary offering at hand and to reduce the time and expense of responding to Staff comments as each amendment to the Registration Statement creates a substantial expense to the Company. Additionally, the Company’s stock price has been volatile along with the stock market in general and the Company is hoping to price and close its primary offering before the market window is lost.

Given these real world issues and the Company’s need for capital, we have attempted to resolve these issues with the Staff. The Staff appears to have engaged in what appears to be two lines of questions around the “Series C Warrants” through Staff Comments 1 and 3 of its letter dated July 1, 2009. The Company specifically requested a phone conference to reach mutual understanding of the Staff’s issues so they could be addressed. However, the Staff did not to honor this request and instead issued again what appears to be a confusing comment without commenting on the Company’s responses to prior Staff Comments 1 and 3. We suggest again that the Staff initiate a phone conversation if questions remain prior to issuing another comment on this matter.

By way of background, the “Series C Warrants” relate to two offerings that closed in February 2009. These offerings have been repeatedly described in comment letters to the Staff, the Registration Statement and the Company’s SEC filings. The Series C Warrants were not offered independently at any time. The Series C Warrants were offered and sold solely as part of a Unit during February 2009. The Unit was comprised of common stock, Series A Warrants and Series B Warrants. If a Series B Warrant is exercised, the holder of the Series B Warrant will receive another unit consisting of common stock and a Series C Warrant. As of the date of this letter, because the Series A and Series B Warrants are not exercisable until six months after issuance, the common stock underlying such warrants has not been issued. Additionally, for the same reason, no Series C Warrants have been issued. The common stock, the Series A Warrant, the Series B Warrant and the right to obtain additional securities upon exercise of the Series A Warrants, Series B Warrants and Series C Warrants were offered and sold as part of the same Unit. Additionally, the terms of all of the warrants, including the exercise price, were fixed at the time of the Offering, although the exercise price of each of the warrants is adjustable as a result of customary anti-dilution adjustments.

We respectfully note that the Staff has not commented that the common stock issuable upon exercise of the Series A Warrants and the Series B Warrants has created a concern pursuant to Section 5. We note that, like the common stock issuable upon exercise of the Series A Warrants and the Series B Warrants, the Series C Warrants may be acquired by only upon exercise by those holders that purchased such Series A and Series B Warrants as part of the Units. Thus, the mere fact that a security has not been issued prior to registration does not seem to be the sole factor in a Section 5 analysis — as implied by the Staff’s comment.

It is a long-standing Staff position to allow Issuers to register securities that have not yet been issued if such security may be issued in the future pursuant to a convertible security. Section 2(a)(3) of the Securities Act excludes from the definition of “offer” a right to acquire a security that is not exercisable until some future date. It is this exclusion that allows Issuers generally to issue securities such as warrants, options and convertible securities and that the subsequent exercise or conversion of those securities will not be considered an “offer.” The Staff has interpreted this Section to also permit the registration of the resale of securities that have not yet been issued but may be issued pursuant to a warrant, option or other convertible security. The Series C Warrants, just like the common stock underlying the Series B warrants, may be issued in the future only to the holders of the Series B Warrant and only upon the fixed terms in the Series B Warrant. If the Staff accepts this analysis as it relates to the stock underlying the Series B Warrant, it is unclear from the Staff’s comment why the Staff questions this analysis if the security is something other than common stock.

Furthermore, we note Telephone Interpretation 69 which states the following:
“Where convertible securities or warrants are being registered under the Securities Act, and such securities are convertible or exercisable within one year, the underlying securities also must be registered at that time, absent an exemption from registration for such conversion or exercise (such as Section 3(a)(9) for most conversions). When no such exemption is available and such securities are not convertible or exchangeable within one year, the issuer may choose not to register the underlying securities at the time of registering the convertible securities or warrants, but the underlying securities must be registered no later than the date such securities become convertible or exercisable by their terms. Where securities are exchangeable (i.e. the issuer may chose to convert the securities into other securities), the underlying securities must be registered at the time the exchangeable securities are registered since the entire investment decision that investors will make is made at the time of purchase. The security holder, by buying the exchangeable security, is in effect also deciding to accept the underlying security.”

While this Telephone Interpretation is not precisely on point, it does explain a Staff position in a similar situation where it is actually required to register securities underlying a warrant where an exemption such as Section 3(a)(9) doesn’t exist. In the case of the Series C Warrant, section 3(a)(9) will not apply because the holder of the Series B Warrant will pay an exercise price to obtain the common stock and Series C Warrant. Additionally, the holder of a Series C Warrant will pay an exercise price to obtain common stock issuable upon exercise of the Series C Warrant. While we believe it is not mandatory in this situation to register the Series C Warrants or the common stock underlying the Series C Warrants, we note that Telephone Interpretation 69 indicates a Staff position where it is permissible to register securities underlying convertible securities that have not yet been issued while still complying with Section 5. Additionally, we note that Telephone Interpretation 69 specifically references warrants and that warrants are virtually always exercisable at the discretion of the Investor. We believe this makes the situation described in Telephone Interpretation 69 very similar to the situation presented by the Series C Warrants.

Additionally, Telephone Interpretation 69 indicates that where the investor makes a decision to purchase an exchangeable security, they are “in effect also deciding to accept the underlying security.” In this situation, the investors that purchased Units in February 2009 made the investment decision when the Unit was purchased and the Unit included, among other rights, the right to obtain the Series C Warrants and the common stock issuable upon exercise of the Series C Warrants. Therefore, we believe the investment decision was made and completed in February 2009 and the shares underlying the Series C Warrants could be registered consistent with Section 5. Finally, the Series B Warrants are not exercisable for six months after the date of issuance and the Series C Warrants are not exercisable for six months after issuance. We believe this mandatory delay in the time to exercise further supports that the issuance of the Series C Warrants and the common stock underlying the Series C Warrant does not constitute an “Offer” under Section 2(a)(3) and therefore the registration of the shares underlying the Series C Warrants does not present any concerns under Section 5.

Given that the investment decision to purchase the Units was made in February 2009, each offering was completed at that time. Additionally, at that time, the terms of each offering were established, no new investors could be added and the obligation to purchase the Units was binding. The mere fact that the Units include unexercised warrants is not sufficient to determine that the offering was on-going. Therefore, pursuant to Rule 152, there is no integration of the private offering with the Company’s current Registration Statement or the Company’s prior registration statement. Consequently, we do not believe the Staff’s concerns around Section 5 are valid.

Exhibit 5.1

Comment 4.	The opinion you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must opine on the legality of the issuance of each security covered by the registration statement. Your current exhibit 5.1 does not appear to opine on the warrants and units included in the fee table of your registration statement. Please file a revised opinion. Ensure that the opinion you file regarding securities that are essentially contractual obligations, like warrants, state whether the securities are binding obligations of the registrant under the state contract law governing the security; we note, for example, the reference to California law in exhibit 4.15.

Response 4.	The opinion filed to satisfy the Company’s obligations under Regulation S-K Item 601(b)(5) (the “Opinion”) has been revised to more clearly address the warrants and units included in the fee table of the Registration Statement. We note that Item 601(b)(5)(i) requires that the registrant include:

“An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.” (emphasis added)

Although the Staff appears to have miscited Item 601(b)(5)(i) of Regulation S-K, and the warrants are not debt securities, in response to Staff’s Comment 4, the Opinion has also been revised to state that the warrants are a binding obligation of the registrant under California law, the state contract law governing the security. The Company has filed the revised Opinion as Exhibit 5.1 to Amendment No. 4 to the Registration Statement.

Comment 5.	Refer to counsel’s assumption in the fourth paragraph regarding sufficient authorized shares available for issuance when the warrants are exercised. You should not offer shares that are not authorized. Please obtain a revised opinion to clarify whether you currently have sufficient authorized shares. Also, please tell us whether you have reserved sufficient authorized shares for issuance upon exercise of the warrants. If so, please (1) tell us the steps you have taken to ensure that the shares remain reserved, and (2) ask your counsel to tell us why such a broad assumption without reference to the reserved shares is necessary and appropriate in the opinion.

Response 5.	The Company currently has authorized 100,000,000 shares of common stock, of which 20,582,342 shares are issued and outstanding as of July 17, 2009. Thus, there are sufficient authorized shares available to provide for issuance of the offered shares and shares underlying the warrants and the Opinion has been updated to reflect this information. However, we note the number of authorized shares is readily available in the Company’s filings with the SEC as is the number of shares outstanding. While such facts were part of counsel forming an opinion. We respectfully do not agree that every fact, particularly facts frequently disclosed, need be part of the legal opinion.

The Company is in the process of reserving sufficient authorized shares for issuance upon exercise of the warrants by instructing the transfer agent to reserve 950,000 shares for this purpose, until such time as the warrants have been exercised or have expired. We respectfully note that the reserve established by the transfer agent is not legally binding. Although such reserve assists the Company by creating a bookkeeping entry to set aside a specific number of shares for a specific purpose, there is no way to guarantee that when a holder exercises a warrant in the future, the Company will have sufficient authorized shares available.

Consistent with well-established opinion practice, the Opinion states a set of facts and draws a legal conclusion based upon those facts. Since we cannot predict what may or may not be the case in the future, and based upon the fact that the Company currently has sufficient shares authorized and available, I have based the Opinion on the reasonable assumption that the Company will continue to have sufficient shares authorized to provide for the exercise of the warrants. The Opinion has been revised to more clearly state such assumption. However, the transfer agent reserve does not create any enforceable restriction on the Company to set aside the shares issuable upon exercise of the warrants and to indicate anything to the contrary would mislead the warrant holders. Therefore, the Opinion does not address this matter.

Comment 6.	In light of the disclaimer regarding subsequent legal and factual developments in the final paragraph of the first page of this exhibit, counsel’s opinion should be dated the same date on which you expect this registration statement to be declared effective. Please file a revised opinion.

Response 6.	Consistent with my conversation with Geoffrey Kruczek on July 20, 2009, we have revised the final paragraph of the Opinion to read as follows:

“This opinion is based up on currently existing statutes, rules, regulations and judicial decisions. Following the closing of the offering, I disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.”

Comment 7.	Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the “Delaware General Corporation Law” includes all applicable provisions of the Delaware Constitution. Please ask your counsel to provide this written confirmation as correspondence on the EDGAR system.

Response 7.	The Opinion has been revised to explicitly provide that the limitation to the “Delaware General Corporation Law” includes all applicable provisions of the Delaware Constitution. As counsel for the Company, I confirm that I concur with the Staff’s understanding in Staff Comment 7.
The Company is attempting to price its deal. The Company respectfully notes that the Staff raised a comment on the Company’s disclosure in the “Summary” and “Business” sections that has been in the Registration Statement for over four months and through four filings. The Company respectfully informs the Staff that this delay in raising issues is materially impacting the Company’s ability to raise capital. For this reason, the Company respectfully requests a meeting in person with the Staff on July 27, 2009 if the Staff is not prepared to declare the Registration Statement effective in order to resolve any open matters. If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.
Regards,

/s/ Amy M. Trombly